FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 5, 2002

Equant N.V.
(Translation of registrant's name into English)

Gatwickstraat 21-23
1043 GL Amsterdam Sloterdijk, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]          Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]          No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EQUANT CONFIRMS OPERATIONS UNAFFECTED BY FRANCE
TELECOM GOODWILL WRITEDOWN

AMSTERDAM (December 5, 2002) - Equant (New York Stock Exchange: ENT, Euronext Paris: EQU) confirmed that its financial position and operations are unaffected by the goodwill writedown which France Telecom announced today.

France Telecom has announced that it intends to make a writedown of the goodwill arising from its acquiring 54.3 percent of Equant's equity in June 2001 of between Euro 3.5 billion and Euro 4.5 billion. The writedown is a non-cash item in France Telecom's books and has no impact on either Equant's financial position or its operations.

Under Equant's primary basis of reporting, French GAAP, there is no goodwill in Equant's books arising from the Global One acquisition, as the $500 million goodwill that arose was fully written off against shareholders' funds in fiscal year 2001.

For US reporting purposes, Equant wrote down, in fiscal 2001, approximately 75 percent of the goodwill that arose at the time of the Global One transaction under the reverse acquisition accounting requirements of US GAAP. The remaining 25 percent will be written down in full, in fiscal year 2002, as required by FAS 142.

These writedowns have been made as a result of the absence of a significant and sustained upturn in the economic and competitive environment in the second half of 2002, which has adversely impacted our earlier anticipated growth rates and mid-term forecasts.

Equant still anticipates that 2002 revenues should be approximately $2,950 million with EBITDA of $180 million. Management's efforts to reduce costs and closely manage capital expenditures should result in the Company reaching free cash flow positive during 2003, a year earlier than previously anticipated. At November 30, 2002 the Company had net cash of $390 million, which should be more than sufficient to fund operations through to free cash flow positive.

Integration activities are proceeding as planned resulting in significant cost savings including a continuing reduction in positions. The reduction in positions is in line with the plans set at the time of the merger and should lead to employment of about 10,000 in December 2003, as previously announced.

About Equant

Equant (NYSE: ENT) (Euronext Paris: EQU) is a recognized industry leader in global data and IP network and integration services for multinational businesses. The Equant network has unmatched seamless reach, connecting key business centers in 220 countries and territories, with local support in 191 countries. Building on more than 50 years of experience in data communications, Equant serves thousands of the world's top companies with the industry's most extensive portfolio of managed network services, including the market-leading IP VPN used by more than 600 global businesses. Equant, a member of the France Telecom Group, was recently named Best Global Carrier 2002 at the World Communication Awards and consistently leads industry surveys in corporate user satisfaction.

This release may contain projections or other forward-looking statements related to Equant that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Equant with the SEC, specifically the most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to Equant's history of operating losses, the unpredictability of growth in Equant's markets, changing technology, uncertain and changing regulatory restrictions, Equant's international operations, dependence on suppliers, network security issues, competition, and volatility of Equant's stock price and risks relating to the combination with Global One. All forward-looking statements are based on information available to Equant on the date hereof, and Equant assumes no obligation to update such statements.

CONTACTS:

Equant Media Relations	Equant Investor Relations
Fredric Emmert +1 703 689 6010 Fredric.emmert@equant.com	Jim Armstrong +1 678 346 3754 james.armstrong@equant.com

Europe	Europe
Frédéric Gielec +33 1 46 46 21 89 Frederic.gielec@equant.com	Ashley Rayfield +44 208 321 4581 ashley.rayfield@equant.com

Asia Pacific Australasia	France
Shirley Ng +65 335 6730 shirley.ng@equant.com	Isabelle Guibert +33 1 46 46 99 53 isabelle.guibert@equant.com